CUSIP No. 09064C107

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SEC 1746 (3-06)   Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
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                                  UNITED STATES                -----------------
                       SECURITIES AND EXCHANGE COMMISSION      OMB APPROVAL
                             Washington, D.C. 20549            -----------------
                                                               OMB No. 3235-0145
                                 SCHEDULE 13D/A                -----------------
                                                               Exp. Feb 28, 2009
                    Under the Securities Exchange Act of 1934  -----------------
                                                               Est avg burden
                                Amendment No. 1*               hrs/response...15
                                                               -----------------
                      BioForce Nanosciences Holdings, Inc.
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                                (Name of Issuer)

                         Common Stock, $0.001 par value
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                         (Title of Class of Securities)

                                    09064C107
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                                 (CUSIP Number)

                              Eric Henderson, Ph.D.
                       1615 Golden Aspen Drive, Suite 101
                                Ames, Iowa 50010
                                  515-233-8333
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                December 20, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 09064C107
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1     NAME OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Eric Henderson, Ph.D.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
      (See Instructions)                                                 (b) |_|

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3     SEC USE ONLY


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4     SOURCE OF FUNDS (See Instructions)

      OO
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5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
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               7     SOLE VOTING POWER

                     3,788,690
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  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            3,788,690
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     -0-
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,788,690
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12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)                                                     |X|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.6%
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14    TYPE OF REPORTING PERSON (See Instructions)

      IN
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CUSIP No. 09064C107


Item 1. Security and Issuer

This Schedule 13D/A (this "Schedule") relates to the shares of Common Stock, par value $0.001 per share, of BioForce Nanosciences Holdings, Inc., a Nevada corporation ("BFNH"). The address of the principal executive offices of BFNH is 1615 Golden Aspen Drive, Suite 101, Ames, Iowa 50010.

Item 2. Identity and Background

This Schedule is being filed by Eric Henderson, Ph.D., a natural person and citizen of the United States of America. This Schedule shall serve to amend and supplement the Schedule 13D filed by Dr. Henderson with the United States Securities and Exchange Commission on March 20, 2006. The business address of Dr. Henderson is 1615 Golden Aspen Drive, Suite 101, Ames, Iowa 50010. Dr. Henderson's principal occupation is as Director, President and Chief Executive Officer of BFNH, which has its principal executive offices at 1615 Golden Aspen Drive, Suite 101, Ames, Iowa 50010.

During the last five years, Dr. Henderson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The securities were acquired by Dr. Henderson in connection with that certain Agreement and Plan of Merger dated as of November 30, 2005 by and among BioForce Nanosciences, Inc., a Delaware corporation ("BioForce"), BFNH (f/k/a Silver River Ventures, Inc.), a Nevada corporation, Silver River Acquisitions, Inc., a Nevada corporation and wholly owned subsidiary of BFNH, and Edward F. Cowle and
H. Deworth Williams, the former two controlling stockholders of the issuer, as amended by the addenda dated as of December 23, 2005 and February 15, 2006 (such agreement, as so amended, the "Merger Agreement"). Pursuant to the Merger Agreement, BioForce became a wholly owned subsidiary of BFNH and shares owned by Dr. Henderson were converted into the right to receive shares of Common Stock of BFNH. Immediately prior to the effective date of the Merger Agreement, Dr. Henderson owned 3,089,939 shares of common stock of BioForce.

Item 4. Purpose of Transaction

As stated in the response to Item 3, the securities were acquired by Dr. Henderson in connection with the consummation of the transaction contemplated by the Merger Agreement whereby BioForce became a wholly owned subsidiary of BFNH. Accordingly, the purpose of Dr. Henderson's acquisition of the securities was to maintain his continuing investment in BioForce through his ownership of BioForce's parent company, BFNH.

Although Dr. Henderson has no specific plan or proposal to acquire or dispose of his BFNH Common Stock, consistent with his investment purpose, Dr. Henderson may at any time and from time to time acquire additional Common Stock or, consistent with applicable regulations, dispose of any or all of his BFNH Common Stock depending upon an ongoing evaluation of the investment in the BFNH Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of Dr. Henderson and/or other investment considerations.


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CUSIP No. 09064C107


Also, consistent with the investment purpose, Dr. Henderson may engage in communications with one or more shareholders of BFNH, one or more officers of BFNH and/or one or more members of the board of directors of BFNH and/or one or more representatives of BFNH regarding BFNH, including but not limited to its operations. Dr. Henderson is a director of BFNH and will have confidential information concerning the operations and plans of BFNH.

Except to the extent the foregoing may be deemed a plan or proposal, Dr. Henderson does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j).

Item 5. Interest in Securities of the Issuer

Dr. Henderson owns of record 3,669,920 shares of Common Stock, which represents 15.2% of the issued and outstanding Common Stock of BFNH based on 24,099,950 issued and outstanding shares of BFNH Common Stock. Dr. Henderson has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, 3,669,920 shares of BFNH Common Stock. Dr. Henderson has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 0 shares of BFNH Common Stock. Dr. Henderson also has the right to acquire an additional 356,310 shares of Common Stock pursuant to certain options held by Dr. Henderson, which options vest over a three-year period, thereby becoming exercisable as to 118,770 shares of Common Stock on December 20, 2006, 118,770 shares of Common Stock on December 20, 2007 and 118,770 shares of Common Stock on December 20, 2008. Therefore, as of March 22, 2007 and within sixty days thereafter, Dr. Henderson has the vested right to acquire 118,770 shares of Common Stock. These 118,770 shares that may be acquired by exercise of options, in addition to the 3,669,920 shares of Common Stock that Dr. Henderson owns of record, constitutes Dr. Henderson's total beneficial ownership in BFNH of 3,788,690 shares of BFNH Common Stock, which represents 15.6% of the issued outstanding common stock of BFNH based on 24,218,720 issued and outstanding shares of BFNH Common Stock. The total does not include 49,287 shares of BFNH Common Stock owned of record by Asrun Kristmundsdottir, with whom Dr. Henderson shares a household and who is the Director of Business Management for BFNH's wholly-owned subsidiary, BioForce Nanosciences, Inc. The total also does not include 82,854 shares of BFNH Common Stock that may be acquired by Ms. Kristmundsdottir by exercising options that are held by Ms. Kristmundsdottir and that have vested as of March 22, 2007 and within sixty days thereafter. Dr. Henderson disclaims beneficial ownership of all common stock and options to acquire common stock owned or held by Ms. Kristmundsdottir.

In the 60 days prior to the date hereof, Dr. Henderson has not engaged in any transactions in BFNH's Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.        Material to Be Filed as Exhibits

None.


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CUSIP No. 09064C107


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 22, 2007                                    By: /s/ Eric Henderson
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Date                                                  Eric Henderson, Ph.D.

      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).


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